Marvell Technology Group Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda

July 12, 2006

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Attn:  Jay Webb

Re:  Marvell Technology Group Ltd. — Form 10-K for the fiscal year ended January 28, 2006 and Form 8-K filed May 18, 2006 (File No. 000-30877)

Ladies and Gentlemen:

On behalf of Marvell Technology Group Ltd. (the “Company”), we are providing the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated June 16, 2006 and received by the Company on June 23, 2006. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff, although due to the length of the Staff’s comments, we have not repeated the entire comment with our responses.

Form 10-K for the Fiscal Year-Ended January 28, 2006

1.               Please confirm that your financial statements are in fact presented as of and for the 52- or 53- week period ended January 28, 2006, January 29, 2005 and January 31, 2004. Otherwise, please clearly explain the adjustments you made in order to present the information as of January 31st of each year.

Tell us why management believes such presentation is appropriate.

Please have your auditors explain why they believe that the audit report, opinion on consolidated balance sheets dated January 31, 2006 and 2005 and income statements and cash flows for the periods ended January 31, 2006, 2005 and 2004, although in 2006 and 2005 the actual period ended on different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Response:  The Company confirms that the financial statements are in fact presented as of and for the 52- or 53- week period ended January 28, 2006, January 29, 2005 and January 31, 2004. Additionally, the Company refers the Staff to the “Basis of Presentation”, as presented in Note 1 in “Notes to Consolidated Financial Statements”, for further clarification.  The first paragraph in the above section is provided below for your reference.

The Company’s fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. In a 52-week year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. All periods presented are 52-week years. For presentation purposes, the financial statements and notes refer to January 31 as the Company’s year-end.

In order to be consistent with the Company’s presentation and in order to avoid any confusion between the dates included in the Audit Report and those dates presented in the consolidated balance sheets and the statements of operations and cash flows, our auditors have consistently used the end of the calendar month for the year referred to in our financial statements, January 31, as the year-end. Additionally, in management’s report on internal control over financial reporting included in Item 8, we also use the January 31 date to avoid any confusion.

Form 8-K filed May 18, 2006

2.              We note that you present your non-GAAP measures in the form of a non-GAAP Consolidated Statements of Income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP gross profit, non-GAAP total operating expenses, non-GAAP operating expenses, non-GAAP income before income taxes, non-GAAP net income per share — basic, and non-GAAP income per share — diluted, which have not been described to investors.

Response:  The Company advises the Staff that it will remove the non-GAAP Consolidated Statements of Income from all future filings. Additionally, the Company will only disclose to investors non-GAAP measures used by management, with an appropriate reconciliation between the GAAP and non-GAAP financial measures for each non-GAAP measure presented. Management will further provide investors with additional explanatory text to explain the reasons and benefits associated with the use of each of the non-GAAP financial measures presented.

3.              While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

Response:  The Company advises the Staff that it will expand its disclosure in all future filings relating to the exclusion of any recurring or non-recurring item in connection with a non-GAAP financial measure. Specifically, the Company will include the following, if applicable, in its discussion of each of the excluded items:

•                  The manner in which management uses the non-GAAP measure to conduct or evaluate the Company’s business;

•                  The economic substance behind management’s decision to use such a measure;

•                  The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

4.               With respect to your use of a per share measure that is not calculated using a share figure that is presented on a diluted basis in accordance with GAAP, please tell us whether you considered whether this presentation complies with the requirement of Regulation G that a registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.

Response:  The Company believes that the presentation of a per share measure that is not calculated using a share figure presented on a diluted basis in accordance with GAAP is not misleading because an adjustment to GAAP weighted average shares outstanding is consistent with the elimination of stock-based compensation in calculating non-GAAP net income. Specifically, the Company adjusted the weighted average shares outstanding (diluted) number to exclude the benefits of compensation costs attributable to future services and not yet recognized in the financial statements. The benefits of these compensation costs attributable to future services are treated as proceeds assumed to be used to repurchase shares under the GAAP treasury stock method, and therefore the elimination of these benefits is consistent with the elimination of stock-based compensation in calculating non-GAAP net income. In future periods, the Company will include additional disclosure to further clarify for the reader of the financial statements how the above adjustment was calculated in determining weighted average shares outstanding (diluted) to be used in the calculation of non-GAAP net income per share (diluted).

Furthermore, the Company advises the Staff that, as more fully set forth in the Company’s response to Comment 3 above, it will expand its disclosure in all future filings relating to the exclusion of any recurring or non-recurring item in connection with a non-GAAP financial measure.

*   *   *

In accordance with the Staff’s request, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of all disclosures in its filings.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff would like further to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 222-2500. Comments may also be sent to the attention of the undersigned via facsimile at (408) 222-9177.

Very truly yours,

/s/ George A. Hervey

George A. Hervey
Vice President of Finance and Chief Financial Officer